SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2001




                             World Heart Corporation

                                 1 Laser Street
                                 Ottawa, Ontario
                                     K2E 7V1




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X    Form 40-F
                                        ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

                                     Form 31

                                 Securities Act

                    Notice of Intention to Make an Issuer Bid

1.       Name of Issuer

         World Heart Corporation (WorldHeart)

2.       Securities Sought

         150,000 Common Shares

3.       Time Period

         September 17, 2001 - November 17, 2001

4.       Method of Acquisition

         Open market purchase on the Nasdaq National Market pursuant to SEC Rule 10b-18, as amended by Emergency Order of September 14, 2001 (Release 34-44791)

5.       Consideration Offered

         There are no restrictions on the consideration offered. Purchases will be made for cash.

6.       Payment for Securities

         As per item #5 above

7.       Reasons for Bid

         WorldHeart believes that the market price of its Common Shares at certain times may be attractive and that the purchase of Common Shares, from time to time, would be an appropriate use of corporate funds in light of potential benefits to remaining shareholders.

8.       Acceptance of Bid

         No director or senior officer of WorldHeart intends, at present, to sell shares of WorldHeart during the course of the normal course issuer bid and, to the knowledge of the directors and senior officers of WorldHeart after reasonable enquiry: (i) no associate of a director or senior officer of WorldHeart; (ii) no person acting jointly or in concert with WorldHeart; and (iii) or no person holding 10% or more of any class of equity securities of WorldHeart intends, at present, to sell shares.

9.       Benefits from Bid

         There is no direct or indirect benefit to any of the insiders of WorldHeart or their associates or persons acting jointly or in concert with WorldHeart other than those available to all shareholders.

10.      Material Changes in the Affairs of Issuer

         There are no undisclosed material changes or plans or proposals for material changes in the affairs of WorldHeart

11.      Signature

                                         Signed:    // Ian Malone

                                         Ian Malone
                                         (Name of person signing the Form)

                                         Chief Financial Officer

                                         (Office or capacity)

12.      Date of Notice

September 17, 20001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


Date: September 19, 2001
                                        By:      /s/ Ian Malone

                                        Name:   Ian Malone

                                        Title:  Vice President Finance and Chief
                                                Financial Officer